Exhibit 99.2

XL Financial Assurance Ltd.
(Incorporated in Bermuda)

Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2007 and 2006
(expressed in U.S. dollars)

XL FINANCIAL ASSURANCE LTD.
INTERIM BALANCE SHEETS
(U.S. dollars in thousands, except share amounts)

	(Unaudited)
	As of	As of
	September 30,	December 31,
	2007	2006
ASSETS
Investments:
Debt securities, at fair value
(amortized cost: 2007 - $1,971,255; 2006 - $1,420,391)	$1,960,339	$1,404,197
Short-term investments, at fair value
(amortized cost: 2007 - $27,235; 2006 - $207,951)	27,147	206,923
Total investments available for sale	1,987,486	1,611,120

Cash and cash equivalents	118,836	86,528
Accrued investment income	14,568	13,355
Deferred acquisition costs	161,657	145,929
Prepaid reinsurance premiums	77,052	41,915
Reinsurance balances receivable	21,070	18,681
Unpaid losses and loss adjustment expenses recoverable	78,383	78,230
Amounts due from parent and affiliates	-	37
Net receivable for investments sold	84	112
Derivative assets	2,386	11,148
Other assets	45	340
Total assets	$2,461,567	$2,007,395
LIABILITIES, REDEEMABLE PREFERRED SHARES
AND SHAREHOLDER’S EQUITY
Liabilities:
Unpaid losses and loss adjustment expenses	$163,663	$156,733
Deferred premium revenue	780,185	699,264
Reinsurance balances payable	19,849	7,308
Accounts payable and accrued liabilities	846	1,962
Amounts due to parent and affiliates	2,849	4,076
Derivative liabilities	134,280	4,685
Total liabilities	1,101,672	874,028

Commitments and Contingencies

Redeemable Preferred Shares:
Series A Redeemable preferred shares	$39,000	$54,016

Shareholder’s Equity:
Common shares (par value of $120 per share; 10,000 shares authorized; 2,449 issued and
outstanding as at September 30, 2007 and December 31, 2006, respectively)	294	294
Additional paid-in capital	884,665	659,665
Accumulated other comprehensive loss	(11,004)	(17,221)
Retained earnings	446,940	436,613
Total Shareholder’s Equity	1,320,895	1,079,351
Total Liabilities, Redeemable Preferred Shares and Shareholder’s Equity	$2,461,567	$2,007,395

See Accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues:
Net premiums earned	$50,369	$41,534	$138,968	$126,647
Net investment income	26,310	16,292	71,264	40,065
Net realized gains (losses) on investments	8	(133)	(1,534)	(15,149)
Fee and other income	-	-	-	1,228
Net unrealized losses on derivative financial instruments	(115,646)	(2,838)	(140,047)	(5,903)

Total revenues	(38,959)	54,855	68,651	146,888

Expenses:
Net losses and loss expenses	6,467	4,497	8,158	10,651
Acquisition costs	14,478	14,822	37,336	38,124
Operating expenses	3,198	1,676	10,109	5,824

Total expenses	24,143	20,995	55,603	54,599

Net income (loss)	$(63,102)	$33,860	$13,048	$92,289

Comprehensive income (loss):
Net income (loss)	$(63,102)	$33,860	$13,048	$92,289

Unrealized gains (losses) on investments	23,891	24,219	4,683	(12,184)

Less: reclassification for gains (losses) realized in income	8	(133)	(1,534)	(15,149)

Other comprehensive gains	23,883	24,352	6,217	2,965

Comprehensive income (loss)	$(39,219)	$58,212	$19,265	$95,254

See Accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(U.S. dollars in thousands, except share amounts)

	(Unaudited)
	Nine Months	Year Ended
	Ended	December 31,
	September 30, 2007	2006

Common shares - number issued
Number of shares, beginning of year	2,449	2,449

Number of shares, end of period	2,449	2,449

Common shares - Issued at par
Balance - beginning of year	$294	$294

Balance - end of period	294	294

Additional Paid-In Capital
Balance - beginning of year	659,665	345,606
Capital contributions	225,000	314,059
Balance - end of period	884,665	659,665

Accumulated Other Comprehensive Loss
Balance - beginning of year	(17,221)	(17,953)
Other comprehensive income	6,217	732

Balance - end of period	(11,004)	(17,221)

Retained Earnings
Balance - beginning of year	436,613	323,127
Net income	13,048	132,958
Dividends on Series A redeemable preferred shares	(2,721)	(4,456)
Accumulated undeclared dividends on Series A redeemable preferred shares	—	(15,016)

Balance - end of period	446,940	436,613

Total Shareholder’s Equity	$1,320,895	$1,079,351

See Accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
INTERIM STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	(Unaudited)
	Nine Months Ended
	September 30,
	2007	2006
Cash flows provided by operating activities:
Net income	$13,048	$92,289
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized losses on investments	1,534	2,484
Amortization of premium on debt maturities	2,101	2,252
Net realized and unrealized losses on derivative financial instruments	138,337	3,939
Net realized and unrealized losses on put option	20	-
Accrued investment income	(1,213)	(1,252)
Unpaid losses and loss adjustment expenses	6,930	7,839
Deferred premium revenue	80,921	98,613
Unpaid losses & loss adjustment expenses recoverable	(153)	(156)
Deferred acquisition costs	(15,728)	(28 ,749)
Amounts due from parent and affiliates	37	39,522
Accounts payable and accrued liabilities	(1,116)	(198)
Amount due to parent and affiliates	(1,227)	(13,025)
Funds withheld	—	15,859
Prepaid reinsurance premiums	(35,137)	28,670
Reinsurance balances receivable	(2,389)	(22,354)
Reinsurance balances payable	12,541	(11,096)
Other assets	295	357

Total adjustments	185,753	122,705

Net cash provided by operating activities	198,801	214,994

Cash flows used in investing activities:
Proceeds from sale of debt securities	60,144	1,224,175
Proceeds from maturity of debt securities and short-term investments	206,266	33,783
Net sales (purchases) of short-term investments	136,278	(30,465)
Purchase of debt securities	(776,504)	(1,584,835)

Net cash used in investing activities	(373,816)	(357,342)

Cash flows provided by financing activities:
Capital Contribution	225,000	190,983
Dividends paid on Series A redeemable preferred shares	(17,677)	(3,685)

Net cash provided by financing activities	207,323	187,298

Increase in cash and cash equivalents	32,308	44,950

Cash and cash equivalents - beginning of year	86,528	22,256

Cash and cash equivalents - end of the period	$118,836	$67,206

See Accompanying Notes to Interim Financial Statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

1.      Organization and Business

       XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“TheAct”).

       Except for its preferred stock interests which are discussed below, through June 30, 2006, XL Financial Assurance Ltd. (the“Company”) was a wholly owned subsidiary of XL Insurance (Bermuda) Ltd. (“XLI”), which is an indirect wholly owned subsidiary of XL Capital Ltd. ("XL Capital"), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd. ("SCA"), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guarantee insurance and financial guarantee reinsurance operating businesses to SCA and selling an interest therein to the public through an initial public offering of SCA common shares (the "IPO"). The contribution of such businesses to SCA occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. The aforementioned operating businesses contributed to SCA by XL Capital consisted of: (i) XLCA and its wholly-owned subsidiary, XL Capital Assurance (U.K.) Limited ("XLCA-UK") and (ii) the Company. After the IPO, a secondary offering by XL Capital, the exercise of the underwriters' over-allotment option and restricted share awards to management of SCA, XL Capital's ownership of SCA's outstanding common shares immediately after the IPO represented approximately a 63% economic interest. In June 2007, XL Capital completed the sale of additional common shares of SCA from its holdings. Immediately after such sale XL Capital’s ownership of SCA’s common shares represented approximately a 46 percent voting and economic interest in SCA, adjusted for restricted share awards to the Company’s employees and management outstanding as of such date. Prior to XL Capital’s sale of its SCA common shares in June 2007 its voting interest in SCA was subject to limitations contained in SCA’s bye-laws. The Company’s preferred stock interests are owned by Financial Security Assurance Holdings Ltd. (“FSAH”), an entity which is otherwise not related to the Company, XL Capital or SCA.

       The Company is primarily engaged in the business of providing reinsurance of financial guarantees on asset-backed and municipal obligations underwritten by XLCA, XLI, and Financial Security Assurance Inc. (“FSA”), a New York domiciled financial guarantee insurance company, as well as other monoline and multiline insurance companies. FSA, through its parent and affiliates, own all of the Company’s preferred shares, but otherwise is independent of the Company and XL Capital and its affiliates. Guarantees reinsured by the Company may be in the form of traditional financial guarantee insurance or credit default swaps. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of financial guarantee insurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Substantially all the Company’s reinsurance is written on a proportional basis. Accordingly, in the event of a payment default on a reinsured obligation, the Company is generally required to pay its proportionate share of the principal, interest or other such amounts due in accordance with the insured obligations’ original payment schedule or, at the ceding companies’ option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by retroceding certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

       Pursuant to an agreement on April 5, 2006 with “FSAH”, the parent company of FSA, the Company restructured the terms of its Series A Redeemable Preferred Shares and changed its bye-laws accordingly. In accordance with the agreement, the participating dividend and redemption provisions of the preferred shares were eliminated, the stated value of the preferred shares held by FSAH was increased to $54.0 million, and the fixed dividend rate of the preferred shares was increased from 5.00% to 8.25% . On March 30, 2007, the Company paid an extraordinary dividend of $15.0 million on its Series A Redeemable Preferred Shares, and reduced the stated value of the remaining outstanding Series A Redeemable Preferred Shares by a corresponding amount (see note 6).

2.      Basis of Presentation

       These unaudited interim financial statements have been prepared in conformity with U.S. generally accepted accounting principles(“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited interim financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows as of and for the periods presented. The results of operations for any interim period are not necessarily indicative of the results for a full year. The December 31, 2006 balance sheet included in these statements was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the Company’s December 31, 2006 audited financial statements and notes thereto filed with the Securities and Exchange Commission as an Exhibit to the SCA’s Form 10-K for the year ended December 31, 2006. The preparation of financial statements in conformity with GAAP requires management

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

3.      Derivative Financial Instruments

       The Company reinsures credit default swap contracts and certain other credit derivatives. Under the terms of its credit default swap contracts the Company is generally required to make payments to its counterparty in the event of specific credit events relating to assets referenced in the contracts after exhaustion of various first-loss protection levels. These credit events are contract-specific, but generally cover bankruptcy and failure to pay. These credit derivatives are not subject to collateral or margin requirements. Accordingly, the credit default swap contracts function like the guarantees of debt obligations that the Company provides in the form of reinsurance.

       Assets referenced in the Company’s reinsured credit default swap in-force portfolio consist of structured pools of corporate obligations. Such pools were awarded investment-grade ratings at the deals’ inception. At September 30, 2007, on a net par basis, the notional amount outstanding of the Company’s in-force reinsured credit default swap contracts was $40.9 billion ($38.7 billion net of reinsurance) and the weighted average term of the contracts in-force was 8.17 years. In addition, based upon such notional amount, as of September 30, 2007 approximately 95.7% of referenced assets underlying such in-force contracts were rated (based on Standard & Poor’s ratings) “AAA”, with the remaining 4.3% rated at or above investment-grade.

       The Company’s policy is to hold its credit default swap contracts to maturity and not to trade such contracts to realize gains or losses from periodic market fluctuations. However, in certain circumstances, we may choose to terminate a credit derivative prior to maturity for risk management or other purposes (for example, upon a deterioration in underlying credit quality). With the exception of two transactions which occurred in 2004 and 2003, respectively, there have been no such terminations since the Company’s inception.

       As derivative financial instruments, credit default swap contracts are required to be reported at fair value in accordance with GAAP, with changes in fair value during the period included in earnings. The principal drivers of the fair value of the Company’s credit default swap contracts include: (i) general market credit spreads for the type(s) of assets referenced in credit default swap contracts, (ii) the specific quality and performance of the actual assets referenced in the contracts, (iii) the amount of subordination in the transaction before liability attaches, (iv) the quality of the asset manager of the transaction, if applicable, (v) other customized structural features of such contracts (e.g. terms, conditions, covenants), (vi) the rating agency capital charge for the transaction, and (vii) supply and demand factors, including the volume of new issuance and financial guarantee market penetration, as well as the level of competition in the marketplace.

       The fair value of the Company’s in-force portfolio of reinsured credit default swap contracts represents management's estimate of the premium that would be required by a market participant to assume the risks in the Company’s credit derivative portfolio as of the measurement date. Fair value is defined as the price at which an asset or a liability could be bought or transferred in a current transaction between willing parties. Fair value is determined based on quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on the use of valuation techniques involving management judgment. There are no observable readily available quoted market prices for most of the Company’s in-force guarantees under its credit default swap contracts since these contracts are generally not traded by market participants. Accordingly, the Company’s estimate of the fair value of its in-force credit default swap contracts is based on the use of valuation techniques involving management judgment, which considers a number of factors, including : (i) credit price indices, published by non-affiliated financial institutions, for the type(s) of assets referenced in the Company’s credit default swap contracts (both in terms of type of assets and their credit rating), (ii) estimates of rates of return that would be required by a counterparty to assume the risks in the Company’s contracts in the current market environment, (iii) the quality of the specific assets referenced in the Company’s credit default swap contracts at the measurement date, (iv) the market perception of risk associated with such asset classes, (v) the amount of subordination in the transactions before the Company’s liability attaches relative to that required for similarly rated transactions in the current environment, (vi) the remaining average life of the transaction, and (vii) prices of guarantees executed by the Company in its retail market in proximity to the measurement date. Because it is the Company’s policy to consider all available evidence in forming its best estimate of the fair value of the Company’s credit default swaps, as new information becomes available the Company may consider new or different factors than those listed above and change its estimates in the future.

       The weight ascribed by management to the aforementioned factors in forming its best estimate of the fair value of the Company’s reinsured credit default swap contracts may vary under changing circumstances. In periods prior to September 30, 2007, management principally considered price indices published by non-affiliated financial institutions in forming its best estimate of the fair value of the Company’s reinsured credit default swap contracts. The fair value of the guarantee was determined by multiplying the percentage change in the applicable credit price index or indices applicable to the assets referenced in the credit default swap by the present value of the remaining expected future premiums to be received under the contract. Management concluded that results from this calculation represented a reasonable estimate of the fair value of the Company’s credit default swap contracts at that time.

       In forming its best estimate of the fair value of the Company’s reinsured credit default swap contracts as of September 30, 2007, however, management concluded that, for the majority of the Company’s credit default swap contracts, limited reliance could be placed on published credit price indices because events and conditions in the credit markets associated with subprime mortgage collateral and corporate loans resulted in limited transaction activity in many financial instruments during the period (including collateralized debt obligations (“CDOs”) of high grade asset-backed securities, collateralized loan obligations, residential mortgage-backed securities, and CDOs of CDOs), causing financial institutions which publish the indices that management historically relied upon to estimate the fair value of the Company’s credit derivatives either to refrain from updating such indices or base changes in the indices partly on judgments in regard to estimated price levels and not actual executed trades. In addition, evidence suggested that the limited price information available in the marketplace in regard to such instruments was influenced by trades resulting from margin calls and liquidity issues that are not part of the risks associated with the Company’s business model or credit default swap contracts. Accordingly, management’s estimate of the fair value of the Company’s credit default swap contracts as of September 30, 2007 ascribed significant weight to management’s judgments regarding rates of return that would be required by a counterparty to assume the risks in the Company’s contracts in the current market environment. Management’s judgment in regard to such rates of return considered all the factors discussed above. The Company’s estimate of fair value for the aforementioned financial instruments as of September 30, 2007 was calculated by adjusting the present value of the expected remaining future net cash flows under such contracts (which are comprised of the remaining expected future premiums to be received under the contract, less estimated maintenance expenses and a provision for expected losses that will manifest in the future) to reflect management’s best estimate of the rates of return, that would be required by a counterparty to assume the risks on such contracts.

       Present values of the cash flows referred to above were determined using a discount rate of 6.0%, which reflects the weighted average life of our in-force

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

credit default swaps and the corporate credit rating of the issuers/reinsurer of such contracts, XLCA and XLFA, respectively, at September 30, 2007.

       Because management views the credit derivative contracts that the Company reinsures as an extension of the Company’s financial guarantee reinsurance business, management believes that the most meaningful presentation of these derivatives is to reflect: (i) fees that the Company receives from the reinsurance of such contracts in the line item caption in the statement of operations entitled “net premiums earned,” (ii) losses from actual and expected payments to counterparties under such contracts in the line item caption in the statement of operations entitled “net losses and loss expenses” and (iii) changes in the fair value of such instruments which are attributable to market factors in the line item caption in the statement of operations entitled “net realized and unrealized losses on derivative financial instruments.”

       The following tables present the amounts related to credit default swaps and other derivative financial instruments reflected in the accompanying interim financial statements as of and for the periods indicated:

	(Unaudited)		(Unaudited)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

(U.S. dollars in thousands)
Statements of Operations:
Net premiums earned	$10,384	$4,969	$24,805	$15,354
Net losses and loss expenses	1,400	131	2,818	1,012
Net realized and unrealized losses on derivative financial instruments	(115,088)	(2,838)	(138,358)	(5,903)

			(Unaudited)
			As of	As of
			September 30,	December 31,
			2007	2006

Balance Sheets:
Assets
Derivative assets			$2,386	$11,148
Liabilities
Unpaid losses and loss expenses			14,901	12,083
Derivative liabilities			134,280	4,685

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

       The Company reinsures interest rate swaps indirectly as part of financial guarantee reinsurance of XLCA. The swap portion of these insurance contracts is required to be measured and recorded at fair value. The valuation methodology measures the change in expected loss. The expected loss is driven by the valuation of the underlying derivative; the default probability of the underlying obligor and the expected recovery rate on the underlying asset class.

4.      Recent Accounting Pronouncements and Developments

         Proposed Statement of Financial Accounting Standards (“SFAS”), Accounting for Financial Guarantee Insurance Contracts

       On April 18, 2007, the Financial Accounting Standards Board (“FASB”) issued Proposed SFAS, Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60 (“SFAS 60”). This proposed Statement would clarify how SFAS 60, (Accounting and Reporting by Insurance Enterprises), applies to financial guarantee insurance contracts. This proposed Statement, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, this proposed Statement would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet.

       In regard to premium revenue recognition, the proposed Statement provides for premium to be recognized as revenue, for both upfront and installment paying policies, in proportion to the insured contractual principal and interest payments made by the issuer of the insured financial obligation, rather than being recognized over the term of each maturity for upfront premium paying policies, or over the installment period for installment premium paying policies. This change would generally result in a volatile revenue recognition pattern over the life of the insured obligation as premium would only be recognized as the insured obligation’s principal or interest is paid. Furthermore, for certain bonds such as investor-owned utilities, CDOs and many other types of asset-backed securities that do not have periodic payments, this change would result in significantly slower and back-ended revenue recognition. The volatility would be most evident for insured securities whereby the principal payments are made at maturity but would also impact public finance insured securities with customized amortization schedules. For installment paying policies, the proposed Statement requires that the discount, equating to the difference between gross installment premiums and the present value of installment premiums, be recognized as investment income rather than premiums. We expect that the initial effect of applying the revenue recognition previsions of the Statement as currently proposed will be material to the Company’s financial statements.

       In regard to the recognition of claim liabilities, the Statement provides that claim liabilities shall be established when the insurance enterprise expects that a claim loss will exceed the unearned premium revenue (liability) for a contract based on expected cash flows discounted using a risk-adjusted rate at initial recognition of the claim liability and, that, the assumptions underlying such liability be consistent with the information tracked and monitored through the Company’s surveillance list to evaluate credit deterioration in its insured financial obligations. We expect that implementation of this guidance as currently proposed would cause the Company to de-recognize its reserves for unallocated losses and loss adjustment expenses and preclude it from providing such reserves in the future.

       The comment period for the proposed Statement expired on June 18, 2007. A meeting between the FASB and interested parties who provided comments on the proposed Statement took place in September 2007. Since the meeting, the FASB Staff has continued to deliberate the matters raised in the comment letters and at the meeting. Currently the proposed Statement is due to be effective for fiscal years beginning after December 15, 2007. The Company is continuing to evaluate the effect of the proposed Statement on its financial statements.

         SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” -

       In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”),and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted SFAS 155 on January 1, 2007 and it had no effect on the Company’s financial condition or results of operations.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

       SFAS No. 157, “Fair Value Measurements” -

       In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within these fiscal years. The Company is currently evaluating the effect the adoption of SFAS 157 will have on its financial statements.

       SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” -

       In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”) SFAS 159 provides the Company an irrevocable option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, the adoption of SFAS 159 will have on its financial statements.

5.      Premiums Earned from Refunded Bonds and Other Accelerations

       When an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time. Net premiums earned include $1.9 million and $8.1 million for the three and nine months ended September 30, 2007, respectively, and $0.5 million and $24.7 million for the three and nine months ended September 30, 2006, respectively, related to such refunded bonds and other accelerations.

6.      Related Party Transactions

       Capital Transactions

       On August 4, 2006 and December 22, 2006, SCA contributed $175.0 million and $123.1 million, respectively, to the Company from the net proceeds of its IPO. On August 4, 2006, XLI contributed $15.0 million to the Company. In addition, on April 5, 2007, the Company received a cash contribution of $225.0 million from SCA. There were no common or other shares of equity capital issued by the Company to SCA in exchange for such contributions.

       On March 30, 2007, the Company paid an extraordinary dividend of $15.0 million on its Series A Redeemable Preferred Shares, and reduced the stated value of the remaining outstanding Series A Redeemable Preferred Shares by a corresponding amount. There was no change in the voting interest of the holders of the Series A Redeemable Preferred shares as a result of the extraordinary dividend and reduction in the stated value of the Series A Redeemable Preferred Shares.

       Services Arrangements

       Prior to the IPO, the Company purchased certain services from affiliates of XL Capital under various agreements and continued to purchase certain services indirectly through SCA Administrative Bermuda Ltd, a wholly owned subsidiary of SCA. Such services principally included: (i) information technology support, (ii) actuarial, finance, internal audit services, and (iii) certain investment management services. Since the IPO, the Company has undertaken to perform certain of the services itself or to outsource such services to other vendors and has, accordingly, discontinued the purchase of many of the services that were provided by XL Capital. The Company incurred costs under aforementioned agreements aggregating $0.2 million and $0.8 million for the three and nine months ended September 30, 2007, respectively, compared to $0.7million and $3.2 million for the three and nine months ended September 30, 2006, respectively, which are a component of “operating expenses” in the accompanying statements of operations.

       Reinsurance Treaties with Affiliates

•	The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLCA. Under the terms of the Treaty, the Company agrees to reinsure up to 75% of business written by XLCA provided it meets certain specified parameters. Prior to July 1, 2006, the Company had agreed under the Treaty to reinsure up to 90% of such business. In addition, pursuant to the Treaty, XLCA charges up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

•	XLI entered into an agreement with XLCA which unconditionally and irrevocably guarantees to XLCA the full and complete payment when due of all of the Company’s obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement the Company has assumed business from XLCA since December 19, 2000. The gross par value of business guarantied by XLI under this agreement was approximately $80.6 billion. and $84.0 billion as of September 30, 2007 and December 31, 2006, respectively. The XLI guarantee agreement terminated with respect to any new business produced by XLCA and ceded to the Company pursuant to the facultative quota share reinsurance agreement after the effective date of the IPO.

•	The Company has entered into the following reinsurance agreements with XLI:

	(a)	Effective October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XLI. This agreement covers a portion of the Company’s liability arising as a result of losses on policies reinsured by the Company that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered by this agreement in excess of 10% of the Company’s surplus, up to an aggregate amount of $500 million. The Company incurred expenses under this agreement aggregating $0.1 million and $0.4 million for the three and nine months ended September 30, 2007, respectively, compared to $0.1 million and $0.4 million for the three and nine months ended September 30, 2006, respectively.

	(b)	Effective August 17, 2001, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows the Company to propose to cede to XLI a portion of a risk, which risk XLI may then accept or reject in its sole discretion. Under this treaty, XLI pays the Company a ceding commission of 30% on the premiums ceded unless otherwise specified. On August 4, 2006, the Company and XLI terminated certain reinsurance cessions ceded under this agreement to XLI. As a result of the termination of the aforementioned cessions, XLI returned $26.5 million of premiums to the Company, the Company returned ceding commissions of $7.8 million to XLI, and XLI paid the Company $18.7 million. The net income impact of the termination was million $0.2 million and $0.6 million for the three and nine months ended September 30, 2007.

	(c)	Effective December 31, 1999, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLI to propose to cede to the Company a portion of a risk it insured, which risk the Company may then accept or reject in its sole discretion. Under this treaty, the Company pays XLI a ceding commission of 12% on the premiums ceded under this treaty unless otherwise specified. On August 4, 2006, the Company and XLI agreed to cancel from inception the reinsurance of certain business ceded under this arrangement. As a result of this cancellation, the Company paid XLI $0.2 million, XLI assumed the Company’s obligation for $1.2 million of reserves for losses and loss adjustment expenses, and the Company recorded a capital contribution of $1.0 million.

In addition, on August 4, 2006, the Company entered into certain reinsurance cessions with XLI pursuant to the aforementioned facultative quota share reinsurance treaty. As a result of these cessions, the Company recorded assumed premiums of approximately $8.0 million, ceding commissions of approximately $1.0 million and received cash from XLI of approximately $7.0 million. There was no effect on the Company’s results of operations for the three and nine months ended September 30, 2007 and the effect on the Company’s results of operations from the subject business for the three and nine month periods ended September 30, 2006 was not material.

	(d)	Effective August 4, 2006, XLI, at no cost to the Company, indemnified the Company for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 8 (a).

	(e)	Effective July 1, 2007, XLFA ceded certain business to XLI, aggregating approximately $3.7 billion of guaranteed par/notional exposure, under an existing facultative quota share reinsurance agreement. As a result of this transaction, on such date, XLFA ceded premiums of $16.3 million to XLI, received a ceding commission allowance of $6.6 million from XLI, and recorded liability to XLI of $9.7 million. The effect on the Company’s results of operations for the three and nine month periods ended September 30, 2007 from the subject business was not material.

•	The Company has entered into the following reinsurance agreements with certain subsidiaries and affiliates of FSAH. Premiums assumed from FSAH affiliates represented 15.0% and 10.4% of the Company’s total reinsurance premiums assumed for each of the nine month periods ended September 30, 2007 and 2006, respectively. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

	(a)	Effective November 3, 1998, the Company entered into a master facultative reinsurance agreement with FSA. This agreement allows FSA to propose to cede a portion of a risk insured by it to the Company, which risk the Company may then accept or reject solely in its discretion. The ceding commission that the Company pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. The Company’s obligations under this agreement are guarantied by XLI. The XLI guarantee agreement terminated with respect to any new business produced by FSA and ceded to the Company pursuant to the master facultative reinsurance agreement after the effective date of the IPO.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

	(b)	Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal and interest on certain asset-backed securities and pools of consumer debt obligations.

	(c)	Effective January 1, 2004, the Company entered into a reinsurance treaty with FSA to reinsure certain policies they issued insuring the timely payment of the principal and interest on securities and obligations that provide financing for governmental or public purpose infrastructure projects located outside of the United States and its territories, excluding certain countries.

•	The Company has guarantied certain of XLI’s obligations in connection with certain transactions where XLI’s customer required such credit enhancement. Each of these transactions has a “double trigger” structure, meaning that the Company does not have to pay a claim unless both the underlying transaction and XLI default. For each of these transactions, the Company has entered into a reimbursement agreement with XLI, pursuant to which XLI pays the Company a fee for providing its guarantee and XLI grants the Company a security interest in a portion of the payments received by it from its client. As of September 30, 2007, the Company’s aggregate net par outstanding relating to such guarantees was $522.8 million.

7.      Reinsurance

The effect of reinsurance on premium written and earned for the nine month periods ended September 30, 2007 and 2006 is shown below:

	(Unaudited)
	Assumed	Ceded	Net
Three months ended September 30, 2007
Premium written	$90,864	$(24,392)	$66,472
Premium earned	55,931	(5,562)	50,369
Losses and loss adjustment expenses	6,920	(453)	6,467
Three months ended September 30, 2006
Premium written	72,015	23,412	95,427
Premium earned	42,260	(726)	41,534
Losses and loss adjustment expenses	358	4,139	4,497

	(Unaudited)
	Assumed	Ceded	Net
Nine months ended September 30, 2007
Premium written	$232,287	$(47,534)	$184,753
Premium earned	151,365	(12,397)	138,968
Losses and loss adjustment expenses	8,323	(165)	8,158
Nine months ended September 30, 2006
Premium written	242,470	11,459	253,929
Premium earned	143,857	(17,210)	126,647
Losses and loss adjustment expenses	7,322	3,329	10,651

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

8.      Unpaid Losses and Loss Adjustment Expenses

       The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

	(Unaudited)
	As at and for the		As at and for the
	Nine Months Ended		Year Ended
	September 30, 2007		December 31, 2006
	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves

(U.S. dollars in thousands)
Unpaid losses and loss adjustment expenses at beginning of year	$75,057	$81,676	$64,747	$69,297
Unpaid losses and loss adjustment expenses recoverable	(64,359)	(13,871)	(52,317)	(14,07)
Net unpaid losses and loss adjustment expenses at beginning of year	10,698	67,805	12,430	55,220

Increase (decrease) in net losses and loss adjustment expenses incurred in respect of losses occurring in:
Current year	—	10,156	—	12,585
Prior years	(1,998)	—	1,474	—
Less net losses and loss adjustment expenses paid & other relating to
prior years	(1,381)	—	(3,206)	—
Net unpaid losses and loss adjustment expenses at end of period	7,319	77,961	10,698	67,805
Unpaid losses and loss adjustment expenses recoverable	64,348	14,035	64,359	13,871

Unpaid losses and loss adjustment expenses at end of period	$71,667	$91,996	$75,057	$81,676

       Case Basis Reserves for Losses and Loss Expenses

       Set forth below is a discussion of certain case basis reserves established by the Company. The Company has been indemnified with respect to loss development relating to the reinsured transaction described under “(a)” below by XLI in connection with SCA’s IPO. As a result of such indemnification, all adverse loss development on such reinsured transaction subsequent to the effective date of the IPO, which is in excess of the Company’s carried reserve for such transaction at the date of the IPO, is indemnified by XLI. Such protection does not relieve the Company of its obligations under the aforementioned reinsurance transaction. Accordingly, the Company is still liable under the reinsurance transaction in the event that XLI does not meet its obligations under the indemnification. For further information with respect to the indemnification see Note 6.

a.	At December 31, 2006, the Company carried a gross case basis reserve for losses and loss adjustment expenses of approximately $70.3 million ($6.0 million net of retrocession to XLI) relating to an insured project financing. There was no change in the reserve during the nine months ended September 30, 2007. The total remaining par insured by the Company with respect to this transaction, which amortizes over many years into the future, aggregated approximately $247.8 million ($5.9 million net of retrocession to XLI) at September 30, 2007. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate, if necessary, as new information becomes available.

b.	In December 2005, certain notes collateralized by loans to medical providers that were insured by XLCA (the “Insured Notes”) and reinsured by the Company defaulted upon their maturity. In satisfaction of the resulting claim, XLCA purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. In connection therewith, the Company recorded a loss of $0.6 million representing its share under the aforementioned reinsurance agreement of the difference between the estimated fair value of the Insured Notes at the date they were acquired by XLCA and the consideration paid by XLCA to acquire the Insured Notes. In addition, the Company paid XLCA its share of the cost of the Insured Notes and recorded such payment as funds withheld. During 2006, the Company recognized a charge of $12.6 million relating to the impairment of the Insured Notes and reduced it funds withheld by a corresponding amount. In addition, during 2006 the balance of its funds withheld was returned by XLCA to the Company.

c.	At December 31, 2006 the Company carried a case basis reserve for losses and loss adjustment expenses of $2.7 million representing the present value of the loss expected to be incurred in the future with respect to an insured residential mortgage securitization. During the three months ended March 31, 2007 the insured obligation was retired as a result of the exercise of a clean-up call by the sponsor of the securitization there by eliminating the Company’s without loss. Accordingly, the Company recorded a reduction in its provision for losses and loss adjustment expenses for the three months ended March 31, 2007 of $2.7 million resulting from the elimination of the aforementioned reserve.

XL FINANCIAL ASSURANCE LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)

d.	The Company maintains a provision of $1.2 million in respect of reinsurance provided to a primary for a cash flow collateralized borrowing obligation. The estimate of loss is based on current assumptions, although no claim is expected to be paid until the legal maturity of principal in 2011 if at all.

9.      Exposures under Guarantees

       The Company provides financial guarantee reinsurance to support public and private borrowing arrangements. Financial guarantee reinsurance guarantees the timely payment of principal and interest on insured obligations to third party holders of such obligations in the event of default by an issuer. The Company’s potential liability in the event of non-payment by the issuer of a reinsured obligation represents the aggregate outstanding principal reinsured under its policies and contracts and related interest payable at the date of default. In addition, the Company provides credit protection on specific assets referenced in its credit default swaps which consist of structured pools of corporate obligations (see Note 3). Under the terms of credit default swaps, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference asset. The Company’s potential liability under credit default swaps represents the notional amount of such swaps that it reinsures.

       At September 30, 2007, the Company’s net outstanding par exposure under its in-force financial guarantee reinsurance policies and contracts aggregated to $128.4 billion and net reserves for losses and loss adjustment expenses relating to such exposures was $7.3 million at such date. In addition, at September 30, 2007, the Company’s notional exposure under credit default swaps aggregated to $38.7 billion and the net liability for these credit default swaps reflected in the Company’s balance sheet at September 30, 2007 was $126.7 million.

10.      Other Matters

       On February 27, 2007, the board of directors of the Company approved: (i) an extraordinary dividend of $15.0 million on its Series A Redeemable Preferred Shares, and (ii) a reduction in the stated value of the remaining outstanding Series A Redeemable Preferred Shares by a corresponding amount. Payment of the extraordinary dividend and the reduction in the stated value of the Series A Redeemable Preferred Shares occurred on March 30, 2007. This transaction was accounted for as redemption of the preferred shares. As a result of the decrease in stated value, the Company’s annual fixed dividend requirement on the Series A Redeemable Preferred Shares has been reduced from $4.5 million to $3.2 million.

11.      Subsequent Events

       The Company is exposed to risks associated with the deterioration in the credit markets. Recently, and continuing subsequent to September 30, 2007, credit spreads across most bond sectors have continued to widen reflecting broad concerns of potential credit erosion in U.S. residential mortgage loans, particularly to subprime borrowers, that are contained in the residential mortgage-backed securities (“RMBS”) and collateralized debt obligations of asset-backed securities (“ABS CDOs”) the Company reinsures. Subprime residential mortgage loans originated in years subsequent to 2005 are performing significantly worse than similar loans made prior to 2005. While the Company has sought to reinsure RMBS and ABS CDOs with levels of subordination designed to protect it from loss in the event of poor performance on the underlying collateral, no assurance can be given that such levels of subordination will prove to be adequate to protect the Company from material losses in view of the significantly higher rates of delinquency, foreclosure and loss currently being observed among residential homeowners, especially subprime borrowers.

       Transactions within the Company’s reinsured RMBS and CDO portfolios also may be downgraded, placed on watch or subject to other actions by the three rating agencies that have granted the Company it’s triple-A claims-paying ratings. Such ratings actions could require the Company to maintain a material amount of additional capital to support the exposures it has insured and reinsured. This could cause the Company to: (i) have to raise additional capital, if available, on terms and conditions that may be unfavorable, (ii) curtail the production of new business, or (iii) pay to reinsure or otherwise transfer certain of its risk exposure. The Company regards its triple-A ratings as fundamental to the execution of its business plan and the loss of one or more of its triple-A ratings could materially impair its ability to continue to execute that plan.

       On November 5, 2007, Fitch, Inc. (“Fitch”) and on November 8, 2007, Moody’s Investors Service Inc. (“Moody’s”) announced that they would be reevaluating the adequacy of the capital position of companies comprising the financial guarantee insurance industry in view of recent developments adversely affecting the performance of subprime residential mortgage loans. Fitch observed that there is a “moderate probability” that the Company may experience pressure in its capital cushion under Fitch’s updated stress analysis. Fitch noted that at the conclusion of its analysis, should a financial guarantor’s capital ratio fall below Fitch’s “AAA” capital guidelines, Fitch would expect to place any such insurer’s financial strength rating on “rating watch negative” with a downgrade to follow if a risk mitigation strategy or capital raise is not completed within approximately one month. Moody’s noted there is a “moderate risk” of the Company falling below Moody’s Aaa capital adequacy benchmark under a stress scenario. Moody’s stated that by the end of November 2007, it expects to complete its analysis on the financial guarantors’ capital ratios which, for some companies, could result in a rating affirmation, a change in outlook, a review for downgrade, or a downgrade.

       On November 12, 2007, Fitch announced the downgrade of 352 structured finance CDO transactions, of which two transactions are reinsured by the Company. Such transactions represent $586 million in net par insured or approximately 0.5% of the Company’s total net reinsured par outstanding.  One of the Company’s reinsured transactions of approximately $274 million net par, originally rated AAA by Fitch on June 1, 2007, was downgraded to CCC. The other transaction of approximately $312 million net par, originally rated AAA by Fitch on March 29, 2007, was downgraded to BBB.  The Company’s portfolio contains only one other SF CDO rated by Fitch.  This transaction of approximately $424 million net par, originally rated AAA by Fitch on June 27, 2006, remains under review.

       Downgrades of credits that we reinsure, such as those made by Fitch on November 12, 2007, will result in higher capital charges to the Company under the relevant rating agency model or models. If the additional amount of capital required to support such exposures is significant, the Company could be required to raise additional capital, if available, on terms and conditions that may not be favorable to the Company, curtail current business writings, or pay to transfer a portion of its in-force business to generate capital for ratings purposes with the goal of maintaining its triple-A ratings. Among other things, such events or goal may not be obtainable, and such events or actions could adversely affect the results of operations and financial condition of the Company going forward.